October 24, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Ron Alper

Re:	The Real Brokerage Inc.
Registration Statement on Form F-3
Filed October 16, 2024
File No. 333-282687

Dear Mr. Alper:

Reference is made to the Registration Statement on Form F-3 filed by The Real Brokerage Inc. (the “Company”) with the U.S. Securities and Exchange Commission on October 16, 2024 (333-282687) (the “Registration Statement”).

The Company hereby requests the Registration Statement be made effective at 4:00 p.m., Eastern Time, on October 25, 2024 (the “Effectiveness Time”), or as soon as possible thereafter, in accordance with Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended.

If you have any questions related to this letter or if you require any additional information, please contact David K. Boston or Andrew Marmer of Willkie Farr & Gallagher LLP at (212) 728-8625 or (212) 728-8847, respectively. Please notify either of them when this request for acceleration of effectiveness of the Registration Statement has been granted.

Very truly yours,

The Real Brokerage Inc.

By:	/s/ Alix Lumpkin
Alix Lumpkin
General Counsel

Via E-mail:

cc:	David K. Boston
Andrew Marmer
Willkie Farr & Gallagher LLP